CALEDONIA MINING CORPORATION

SUITE 1710 1177 WEST HASTINGS STREET VANCOUVER, B.C., CANADA V6E 2L3 TEL 1 604 640 6357 FAX 1 604 681-0139	P O BOX 834 SAXONWOLD 2132 SOUTH AFRICA TEL. 27 11 447 2499 FAX. 27 11 447 2554

December 8, 2010

Securities and Exchange Commission

Washington D.C.

20549

Attention: Mr. K. Hiller

Re: Caledonia Mining Form 20-F File No. 000-13345

Dear Mr. Hiller

We refer to your letter dated November 19, 2010.

We confirm that our financial statements reflect amortization of costs for mining property and equipment for each period.

The depreciation of the Blanket Mine has been calculated based on a straight-line basis over the estimated 15 year life of the mine.

The unit-of-production method you referred to and is disclosed in our significant accounting policies was used in the past for another producing mine which was sold in a prior period.  The unit-of-production method is also not being used for the Blanket Mine because the total reserves were not determinable because ore bearing structures of the Mine are open at depth and laterally,

A 15 year amortization period has been used for the Blanket Mine based on the Company’s initial estimate of the life of the mine, the chronic economic conditions in Zimbabwe, the periodic electricity supply issues, lack of sufficient working capital funding, extensive capital expenditure requirements to off-set historic underspending and expectations on the Company’s ability to operate this mine at an optimal level.

The financial statements do not clearly enough present the accounting policy and we will amend the disclosure of this policy in the 2010 annual financial statements.  The Company will continue to monitor the appropriateness of its amortization method for the Blanket Mine as we obtain additional information in the future.

The amortization calculations based on the fifteen year straight-line calculation, as disclosed in Note 3 of the 2009 financial statements, are as follows:

2009

$5,006 /15 + amortization on additions

= $340K

2008

$4,951 /15 + amortization on additions

= $303K

We trust this answers your questions.

Yours sincerely

“S.R. Curtis”

S R Curtis

VP Finance and Chief Financial Officer